Exhibit 99.1

For Immediate Release: March 1, 2022

Attention: Business Editors

VERSABANK APPOINTS FINANCIAL CRIME PREVENTION EXPERT AND ADVOCATE VETERAN GARRY CLEMENT TO POSITION OF CHIEF ANTI-MONEY LAUNDERING OFFICER

LONDON, ONTARIO/CNW/ VersaBank (TSX:VBNK; NASDAQ:VBNK) (“VersaBank” or the “Bank”) today announced it has appointed financial crime prevention expert and advocate, Garry W. G. Clement, to the position of Chief Anti-Money Laundering Officer (“CAMLO”). Mr. Clement is an internationally recognized expert in the areas of money laundering, white-collar crime, organized crime and detection of suspicious activity, including cyber-crime. He brings to VersaBank more than 40 years of policing and financial crime prevention experience, including three decades with the Royal Canadian Mounted Police (RCMP), culminating in his role as National Director, Proceeds of Crime (Superintendent). In this capacity, Mr. Clement was a Canadian representative at Financial Action Task Force (FATF), the global money laundering and terrorist financing watchdog, and was a recognized international trainer focused on money laundering investigations. In 2018 Mr. Clement was named the Global Fraud and White Collar Advisor of the year.

“I am thrilled to welcome someone of Mr. Clement’s deep experience and specific expertise to this critical role with our Bank, especially as we prepare for the commercial launch of our revolutionary Digital Deposit Receipts, starting with our Canadian-dollar-based VCAD,” said David Taylor, President and Chief Executive Officer, VersaBank. “Mr. Clement brings an impressive resume to VersaBank and will further strengthen our security and surveillance capabilities as we take our next major steps as a leader in digital banking. We developed our Digital Deposit Receipts to address the fundamental shift of businesses and consumers wishing to conduct low-cost, frictionless, financial transactions with a digital currency, based one-to-one on fiat currency deposits, backed by the Bank’s investment grade rating, and what we believe to be the most secure technology in the industry.”

Mr. Taylor added, “We applaud the banking and financial industry regulators who share our belief in the value of a regulated digital currency industry, and are very encouraged by this growing trend, where we believe our Digital Deposit Receipts offer a significant advantage. The addition of Mr. Clement only strengthens our value proposition further.”

Since 2009, Mr. Clement has been President and Chief Executive Officer of Clement Advisory Group (CAG), an anti-money laundering consulting firm and a licensed private investigative agency specializing in the entire range of financial crime, which he founded. One of the contracts Mr. Clement held for over two years was that of the Executive Vice President of the Association of Certified Financial Crime Specialists, a financial crime association under Barbri. Prior thereto, he was Managing Director with an international consulting firm which focused on corporate investigations and money laundering consulting to banks, money service businesses and credit unions.  Prior to his consulting career, he served for thirty years with the RCMP, where he worked in the areas of proceeds of crime and money laundering as an investigator, undercover operator and manager. Mr. Clement’s undercover role focused on some of the highest levels of organized crime and resulted in receiving a Lieutenant Governor’s award and Commanding Officers Commendation. He also held the role of Liaison Officer in Hong Kong, where he worked with law enforcement in the Asia-Pacific region dealing with counterfeiting, fraud and money laundering. Prior thereto, he served for four years as the Chief of Police for Cobourg, Ontario, Canada. During his policing career, he received numerous awards and commendations for his investigative abilities, including recognitions from the US Drug Enforcement Administration (DEA) and the Central Intelligence Agency (CIA).

Mr. Clement holds the Certified Crypto Investigator designation, as well as the Financial Intelligence Specialist designation, which includes training in crypto currency. Mr. Clement is certified in the Certified Fraud Examiners and Association of Certified Anti-Money Laundering Specialists, in addition to his certification as a financial crime specialist.

He currently sits on the board of advisors of MindBridgeAI, provider of the world’s leading financial risk discovery platform, helps auditors, accountants, and financial professionals to become more efficient and profitable, and is an advisor to NPC DataGuard, MTFX Group of Companies, and most recently has been providing consulting advice to a new digital bank which will soon be announced in Barbados.  Mr. Clement has a decades long history of lecturing on financial crime and prevention around the world and has been qualified as an expert witness in organized crime, money laundering, drug trafficking networks, both national and international, and Asian-based organized crime. He has been consistently called upon to speak at national/international conferences, and before boards of directors and senior management forums focusing on all aspects of financial crime, including cyber-crime.

Mr. Clement fills the role vacated by Barbara Hale, who is retiring after a 25-year career with VersaBank.

“Barb has very capably served VersaBank throughout her tenure, holding a number of important positions, with the last 20 years in the CAMLO role,” said Mr. Taylor. “On behalf of the board of directors, I would like to express our collective gratitude to Barb for her significant contribution to the success and growth of VersaBank. We wish Barb well as she embarks on this new chapter in her life.”

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of the COVID-19 pandemic and our anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual management's discussion and analysis ("MD&A") for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related MD&A is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related MD&A or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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